Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Nine Months Ended Sep 30,
	2012	2013	2014	2015	2016	2016	2017
Income (loss) from continuing operations before income taxes	$1,437	$2,087	$1,818	$1,580	$1,108	$866	$582
Add: Fixed charges	2,565	2,213	2,066	2,077	2,445	1,794	2,181

Total earnings	$4,002	$4,300	$3,884	$3,657	$3,553	$2,660	$2,763

Interest expense	$2,561	$2,210	$2,063	$2,074	$2,441	$1,791	$2,178
Rental expense, net of income	4	3	3	3	4	3	3

Total fixed charges	2,565	2,213	2,066	2,077	2,445	1,794	2,181

Preferred stock dividends	31	31	10	—	—	—	—

Total fixed charges and preferred stock dividends	$2,596	$2,244	$2,076	$2,077	$2,445	$1,794	$2,181

Ratio of earnings to fixed charges(1)	1.56	1.94	1.88	1.76	1.45	1.48	1.27

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.54	1.92	1.87	1.76	1.45	1.48	1.27

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.